

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 28, 2017

<u>VIA E-MAIL</u>
Joseph Giannini
Senior Vice President, Chief Accounting Officer and Treasurer
Highlands REIT, Inc.
332 S. Michigan Avenue, Ninth Floor
Chicago, Illinois 60604

   Re: **Highlands REIT, Inc.**
      Form 10-K For The Year Ended December 31, 2016
      Filed on March 27, 2017
      File No. 000-55580

Dear Mr. Giannini:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Robert F. Telewicz, Jr.

          Robert F. Telewicz, Jr.
          Accounting Branch Chief
          Office of Real Estate and
          Commodities